Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 14, 2019

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BBH Trust, et al. (File No. 812-15017) Request for Withdrawal of Application

Ladies and Gentlemen:

On April 5, 2019, BBH Trust, Brown Brothers Harriman & Co., and ALPS Distributors, Inc. (collectively, the “Applicants”) filed an application requesting an order under (i) Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, (ii) Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and (iii) Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

In light of the adoption of Rule 6c-11 under the 1940 Act, Applicants respectfully request that the application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc:       Denis Molleur, Brown Brothers Harriman & Co.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001